May 28, 2009

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE; Mail Stop 6010

Washington, D. C. 20549

Re.	Tenet Healthcare Corporation
Response to Staff Comments dated April 29, 2009
File No. 001-07293

Dear Mr. Rosenberg:

This letter sets forth the responses of Tenet Healthcare Corporation (together with our subsidiaries, referred to as “Tenet,” the “Company,” “we” or “us”) to the comment letter (the “Comment Letter”), dated April 29, 2009, of the staff of the Division of Corporation Finance (the “Staff”) related to the Company’s Form 10–K for the year ended December 31, 2008 (the “2008 Form 10–K”) that was filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2009.

In some of our responses, we have indicated that we propose to change or supplement certain disclosures in our future filings as specifically noted in our responses. We are doing that in the spirit of working with the Staff of the Commission to continually improve our future filings.

The responses set forth below correspond to the numeric comments in the Staff’s comment letter. Page references in the responses below correspond to the 2008 Form 10–K page numbers.

Staff Comment

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results …

Results of Operations

Other Operating Expenses, page 53

1.	Malpractice expense decreased to $128 million in 2008 from $163 million in 2007. You disclosed that the $35 million decrease in the malpractice expense during 2008 is primarily attributable to improved claims experience. Please revise your discussion to clarify whether the improvement is attributable to frequency or severity. To the extent it is attributable to both frequency and severity, quantify separately.

Company Response

During 2008, the expected claim frequency decreased 1% and the implied claim severity decreased 13% compared to 2007.

Tenet Healthcare Corporation • Headquarters Office

13737 Noel Road, Suite 100 • Dallas, TX 75240 • Tel: 469.893.2000 • Fax: 469.893.8600 • www.tenethealth.com

Mailing Address: P.O. Box 809088 • Dallas, TX 75380-9088

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May 28, 2009

We propose to expand our disclosures in our June 2009 Form 10-Q filing by further describing and quantifying the multiple components, if any, contributing to a change in malpractice expense for the periods presented. The following is an example of a revised disclosure we propose to provide in our June 2009 Form 10-Q filing:

“Malpractice expense was $             million for the six months ended June 30, 2009 compared to $78 million for the six months ended June 30, 2008. The decrease in malpractice expense is principally due to a     % reduction in the expected claim frequency, and a     % reduction in the implied claim severity, partially offset by a              basis points decline in the interest rate used to estimate the discounted present value of projected future liabilities.”

In addition, see our response below to comment 13 for additional information that we propose to disclose in our 2009 Form 10–K filing related to our malpractice reserves.

Staff Comment

2.	Malpractice expense also decreased to $163 million in 2007 from $174 million in 2006. Please disclose and quantify the factors that contributed to the improvement in 2007.

Company Response

During 2007, the expected claim frequency decreased 1% and the implied claim severity decreased 2% compared to 2006. See response to comment 1 above for proposed disclosures in future filings.

Staff Comment

3.	Please revise your discussion under critical accounting policies on page 66 to identify the key assumptions used in estimating the accruals for general and professional liabilities. In addition, quantify the financial impact of the reasonably likely changes in these key assumptions.

Company Response

We believe the key assumptions that are both reasonably likely to change and could have a material impact on our financial condition or results of operations are changes in the number of expected claims, changes in the implied claim severity and changes in the discount rate.

In our 2009 Form 10–K filing, we propose to include a sensitivity analysis in our Critical Accounting Estimates to provide further information on the financial impact of changes in these assumptions. Our proposed changes to our existing disclosure for sensitivity analysis are noted below in italics:

“ACCRUALS FOR GENERAL AND PROFESSIONAL LIABILITY RISKS

We accrue for estimated professional and general liability claims, to the extent not covered by insurance, when they are probable and can be reasonably estimated. We maintain reserves, which are based on actuarial estimates for the portion of our professional liability risks, including incurred but not reported claims, to the extent we do not have insurance coverage. Our liability

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May 28, 2009

consists of estimates established based upon discounted actuarial calculations using several factors, including the number of expected claims, estimates of losses for these claims based on recent and historical settlement amounts, estimates of incurred but not reported claims based on historical experience, the timing of historical payments, and risk free discount rates used to determine the present value of projected payments. The liability is adjusted for new claims information in the period such information becomes known. Malpractice expense is recorded within other operating expenses in the accompanying Consolidated Statement of Operations.

Our estimated reserves for professional and general liability claims will change significantly if future claims differ from expected trends. A 1% increase in the expected frequency trend would increase the estimated reserves by $4 million; also, a 1% increase in the expected severity trend would increase the estimated reserves by $7 million. Since our estimated reserves for future claim payments are discounted to present value, a change in our discount rate assumption could also have a significant impact on our estimated reserves. A 100 basis point increase in the discount rate would decrease the estimated reserves by $17 million. In addition, because of the complexity of the claims, the extended period of time to settle the claims and the wide range of potential outcomes, our ultimate liability for professional and general liability claims could change materially from our current estimates.”

Staff Comment

Impairment of Long-Lived Assets and Goodwill and Restructuring Charges, page 53

4.	Please revise your disclosure to describe the types of assets impaired and the specific factors contributing to the impairment of assets during each of the periods discussed.

Company Response

In the 2008 Form 10–K, in order to not be repetitive in the filing, we incorporated into the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) specific information about impairments by inserting a cross-reference to Footnote 5 to the financial statements. In our June 2009 Form 10-Q filing, if applicable, we propose to expand this disclosure in the MD&A to include the types of assets impaired and the specific factors contributing to the impairment as proposed in italics in the example disclosure below:

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL AND RESTRUCTURING CHARGES

During the six months ended June 30, 2009 we recorded net impairment and restructuring charges of $             million compared to $3 million, for the six months ended June 30, 2008. The majority of the $             million relates to the write-down of long-lived assets. We recorded a $             million net impairment charge primarily for the write-down of buildings and equipment and other long-lived assets, including software costs, of              hospitals to their estimated fair values in accordance with SFAS 144, primarily due to the adverse current and anticipated future financial trends based on their most recent projections. Material adverse changes in our most recent estimates of future undiscounted cash flows of the hospitals compared to our prior estimates indicated the carrying value of the hospitals’ long-lived assets was not recoverable from the estimated future cash flows (the SFAS 144 Step 1 test). As a result, we estimated the SFAS 144 Step 2 fair value of the hospitals’ long-lived assets and compared the SFAS 144 Step 2 fair

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May 28, 2009

value estimate to the carrying value of the hospitals’ long-lived assets. Since the SFAS 144 Step 2 fair value estimate was lower than the carrying value of the hospitals’ long-lived assets, an impairment charge was recorded for the difference in the amounts. The remaining charges include $            million of employee severance and other related costs and $            million for the acceleration of stock-based compensation expense, offset by a $            million change in estimate for reserves recorded in prior periods. During the six months ended June 30, 2008, the net impairment and restructuring charges of $3 million consisted of a $1 million net impairment charge primarily for the write-down of building and equipment and other long-lived assets of one hospital to its estimated fair value in accordance with SFAS 144, primarily due to the adverse current and anticipated future financial trends based on its most recent projection, $6 million of employee severance and other related costs, and $1 million for the acceleration of stock-based compensation expense, partially offset by a reduction of $5 million in reserves recorded in prior periods. [The above example disclosure will be revised, if necessary, based on future facts and circumstances that lead to these type of charges.]

Our impairment tests presume declining, stable or, in some cases, improving results in our hospitals, which are based on programs and initiatives being implemented that are designed to achieve the hospital’s most recent projections. If these projections are not met, or if in the future negative trends occur that impact our future outlook, further impairments of long-lived assets and goodwill may occur, and we will incur additional restructuring charges. Future restructuring of our regions that changes our goodwill reporting units could also result in further impairments of our goodwill.

Staff Comment

Critical Accounting Estimates, Revenue Recognition, page 65

5.	Please quantify and disclose the reasonably likely effect that a change in your assumptions related to your contractual allowances could have on your results of operations and financial position.

Company Response

We have disclosed the complexities of the contractual allowances for Medicare and Medicaid in our MD&A section titled “Government Programs” beginning on page 35 of the 2008 Form 10–K and provided an estimate of the impact of known trends and uncertainties in the section titled “Regulatory and Legislative Changes” beginning on page 40 of the 2008 Form 10–K.

Certain reimbursements under Medicare and Medicaid programs are calculated at the patient level based on the type of care provided to a patient primarily based on prospective payment systems. Contractual allowance estimates for retrospectively cost-based revenues and certain other payments, such as disproportionate share, direct graduate medical education, indirect medical education and bad debt expense, which are based on our hospitals’ cost reports, are estimated using historical trends and current factors. We disclosed in the 2008 Form 10–K, on pages 65 and 81 as an example, that because the laws, regulations, instructions and rule interpretations governing Medicare and Medicaid are complex and change frequently, the estimates determined by us could change by material amounts in the future.

In addition, on pages 36, 49, 56 and 81 of the 2008 Form 10–K, we disclose the amount of the adjustments for prior-years cost reports and related valuation allowances, principally related to

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Medicare and Medicaid, and how much those adjustments increased or decreased our revenues for that period. We will continue to provide such disclosures in our June 2009 Form 10-Q filing in order for a reader to understand how much the estimates changed.

Managed care contractual allowances are also calculated at the individual patient level based on the specific contract terms for the services provided to a patient. We disclose on pages 65 and 81-82 of the 2008 Form 10–K that we estimate the discounts for contractual allowances at the individual hospital level utilizing billing data on an individual patient basis and that our estimate is based on the applicable contract terms. We also disclose whether any adjustments of our individual estimates were material to our revenues, which, historically, they have not been. To enhance our disclosures, in our June 2009 Form 10-Q filing we propose to further elaborate in our managed care revenue disclosures, similar to our disclosures for Medicare and Medicaid revenues, that future changes in our estimate of managed care contractual allowances could have a material affect on our revenues.

Staff Comment

Provisions for Doubtful Accounts, page 65

6.	You disclose that like other health care organizations you continue to provide services to a high volume of uninsured patients and more patients with an increasing burden of co-payments and deductibles. Over each of the last three years your provisions for doubtful accounts have been less than the accounts receivable written off. As a result your allowance for doubtful accounts has decreased from $594,000 on January 1, 2006 to $396,000 at December 31, 2008 despite an increase in business volume over the last three years. Please disclose the following:

•	The factors that resulted in a provision for doubtful accounts that has been less than the accounts receivable written off over each of the last three years; and

•	A sensitivity analysis that reasonably likely changes in assumptions could have on your provision for doubtful accounts.

Company Response

The primary driver in the reduction in the allowance for doubtful accounts is the reduction in gross accounts receivable due to divested hospitals. Since we usually do not sell the accounts receivable related to the hospitals we divest, the accounts continue to be reserved according to our standard bad debt reserve methodology, assigned to collection agencies and eventually written off, if not collected. Therefore, the write-offs related to these divested hospitals impact the allowance rollforward at a later date than the reduction to the provision for doubtful accounts caused by the hospital’s divestiture. The decline in gross accounts receivable over this time period is causing the provision for doubtful accounts to be lower than the accounts that are written off, which are disclosed on Schedule II-Valuation and Qualifying Accounts on page 120 of the 2008 Form 10–K. It should also be noted that since the provision for doubtful accounts of our hospitals in discontinued operations is not required to be separately disclosed on the face of our statement of operations under SFAS 144, the provision amount on the face of the statement of operations of our hospitals in continuing operations would be expected to be lower than the write-offs on Schedule II since this schedule includes amounts for hospitals in both continuing and discontinued operations.

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May 28, 2009

We use a specific methodology for each different payer type to systematically record an allowance for doubtful accounts. The most significant assumption made is the collection rate based on an 18-month look-back period. In our June 2009 Form 10-Q filing, we propose to provide additional disclosure on the reasonably likely changes in the provision for doubtful accounts related to self-pay accounts and self-pay balance after insurance accounts from a change in the estimated collection rates, as these payers are most likely to have a material impact on the provision for doubtful accounts.

Staff Comment

7.	You disclose Other accounts receivable with a net realizable value of $137 million on page 51. Please disclose the nature of Other accounts receivables, the hospital-specific goals and benchmarks for these receivables and trends in hospital-specific goals and benchmarks for these receivables. Please also enhance your disclosures as to how you determine the allowance for doubtful accounts for these receivables.

Company Response

The Other accounts receivable of $137 million on page 51 of the 2008 Form 10–K are patient accounts receivable from “other” various payers besides the ones listed above in the table on page 51, all of which are included in Schedule II-Valuation and Qualifying Accounts on page 120 of the 2008 Form 10–K. These accounts are part of our patient financial accounting systems and are subject to the same goals and benchmarks that we already disclose for all the payers listed in the table. The allowance for doubtful accounts for these “Other” payers is determined the same way as patient receivables from all the payers—an estimated collection rate is developed based on historical collection experience and recent trends. In our June 2009 Form 10-Q filing, we propose to further clarify to a reader that these are accounts receivable from “other payers.”

Staff Comment

Impairment of Long-Lived Assets, page 67

8.	The estimates of future cash flows used to evaluate asset impairments is based on revenue and expense growth rates by type of facility that presume stable or improving results at your hospitals. Based on the significance of your long-lived assets in relation to your total assets and equity, please disclose the following:

•	Your basis for presuming that stable or improving results at your hospitals is reasonably likely;

•	Material differences between actual operating results and presumed stable and improving results at your hospitals;

•	The level at which you perform the long-lived asset impairment analysis, and

•	A sensitivity analysis that reasonably likely changes in assumptions could have on your impairment assessments.

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May 28, 2009

Company Response

We perform our impairment analysis for long-lived assets at the lowest level for which cash flows are largely independent of each other. In general, this level is defined as each individual general hospital combined with its associated businesses, (e.g., adjacent medical office buildings, outpatient surgery centers). During the latter part of each year, each hospital’s management team prepares the hospital’s following year annual business plans. These business plans form the basis for the development of three-year operating and capital budgets by hospital. Each hospital’s three-year budget includes the impact of individual operational improvement initiatives and challenges, as well as company-wide initiatives.

Also, each hospital’s three-year budget is developed taking into consideration the hospital’s current year actual operating performance. Thus, each hospital’s assumptions may vary and may presume declining, stable or improving results, depending on the circumstances. The individual hospital budgets are consolidated, and senior management and Tenet’s Board of Directors approve the consolidated budgets. We believe that the assumptions used in the budgeting process are reasonable and supportable.

On page 67 of the 2008 Form 10–K, we disclosed that our estimates are based on assumptions and projections that require subjective judgments and take into account assumptions about revenue and expense growth rates that vary by facility. We also disclosed that the estimates can change by material amounts in subsequent periods, and an impairment may result due to a variety of factors, including the future financial results of a hospital, changes in health care industry trends and regulations, and the nature of the ultimate disposition of the assets. When impairment charges have been recorded, we disclosed on page 88 of the 2008 Form 10–K that the charges were primarily due to adverse current and anticipated future financial trends at the impaired hospitals. In future filings when impairment charges are material, we propose to elaborate on our disclosure to provide a further description of material differences between previous estimates and actual results that led to an impairment charge at a facility. The following is a proposed disclosure, to be included in the MD&A and the impairment footnote of future filings, that further elaborates on the material differences that led to an impairment charge at the hospital(s):

We recorded a $             million net impairment charge primarily for the write-down of buildings and equipment and other long-lived assets, including software costs, of      hospitals to their estimated fair values in accordance with SFAS 144, primarily due to the adverse current and anticipated future financial trends based on their most recent projections. Material adverse changes in our most recent estimates of future undiscounted cash flows of the hospitals compared to our prior estimates indicated the carrying value of the hospitals’ long-lived assets was not recoverable from the estimated future cash flows (the SFAS 144 Step 1 test). As a result, we estimated the SFAS 144 Step 2 fair value of the hospitals’ long-lived assets and compared the SFAS 144 Step 2 fair value estimate to the carrying value of the hospitals’ long-lived assets. Since the SFAS 144 Step 2 fair value estimate was lower than the carrying value of the hospitals’ long-lived assets, an impairment charge was recorded for the difference in the amounts.

The above example disclosure will be revised, if necessary, based on future facts and circumstances that lead to these type of charges.

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May 28, 2009

Because of the two step nature of the impairment test for long-lived assets to be Held and Used as described in SFAS 144, paragraph 7, we do not perform SFAS 144 Step 2 fair value assessments for asset groups where the Step 1 estimated future undiscounted cash flows are in excess of the carrying values. Developing a direct sensitivity analysis to correlate the specific quantitative impact of potential changes in our assumptions to expected impairment losses and disclosing a potential quantitative impairment amount introduces a disclosure approach that may not be the most effective way to alert a reader about potential future impairments. Changes in the assumptions of estimated undiscounted cash flows from the use and eventual disposition of the assets only indicates that the carrying amount of an asset is not recoverable from estimated future undiscounted cash flows. The Step 2 fair value amounts may be higher than the assets’ carrying value, which would result in no impairment charge. However, to address this comment, in our 2009 Form 10-K filing, we propose to expand our disclosures in Critical Accounting Estimates to indicate that changes in assumptions could result in a hospital’s estimate of future undiscounted cash flows being less than the carrying value of the assets and that future impairment charges may occur, if the fair value amount is less than the carrying value of the assets, and could be material.

Staff Comment

Impairment of Goodwill, page 67

9.	You disclose that future restructuring of your regions that changes your goodwill reporting units could result in further impairments of our goodwill. Please disclose your reporting units. Please also disclose the level at which you perform the goodwill impairment analysis. Please refer to paragraphs 30-31 of SFAS 142.

Company Response

In our June 2009 Form 10-Q filing, we propose to disclose our individual regions and that they are the reporting units used to perform the goodwill impairment analysis, and that our region reporting units are one level below our operating segment level.

Staff Comment

Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Segment Reporting, page 86

10.	You disclose that each of your operating regions report to your chief operating officer and that major decisions, including capital resource allocations, are made at the corporate level. Tell us the type and frequency of information received from the regions. Please explain why the regions are not operating segments as defined in paragraph 10 of SFAS 131, or if they are operating segments, how you met each of the aggregation criteria in paragraph 17 of SFAS 131. If you did meet the aggregation criteria, please tell us where in your financial statement you disclose that the regions have been aggregated as required by paragraph 26.a. of SFAS 131.

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May 28, 2009

Company Response

We operate in one line of business – the provision of health care services through the operation of general hospitals and related health care facilities. Our general hospitals generated 98.0%, 97.9% and 98.2% of our net operating revenues in the years ended December 31, 2008, 2007 and 2006, respectively. Major decisions, including capital resource allocations, are made at the corporate level by the “Chief Operating Decision Maker” (“CODM”) team, not at the region or hospital level.

As defined in SFAS 131, “an operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.”

Our CODM is a team of senior executives comprised of: Trevor Fetter, President and Chief Executive Officer; Stephen Newman, M.D., Chief Operating Officer; and Biggs Porter, Chief Financial Officer.

The capital resources allocation process to each hospital is managed centrally by the CODM. Available capital is determined at the consolidated level based on consolidated budgets and business plans. Capital is allocated to a hospital based upon an evaluation of need (e.g., routine, replacement, expansion) and the investment return that can be generated as a result of the market dynamics and various other considerations. Overall capital decisions are made by the CODM and the Company’s expenditure approval limits are determined at the corporate level. If an individual hospital’s capital expenditure exceeds $1 million, it must be approved at the headquarters office by the CODM or corporate management that reports to the CODM, thereby ensuring that the CODM authorizes all major capital expenditures.

Furthermore, it is important to point out that our key initiatives (e.g., Commitment to Quality, Targeted Growth Initiative, Physician Relationship Program, system conversions) are developed on a centralized basis and then implemented at the hospital level under the direction of the CODM or corporate management that reports to the CODM as opposed to Region management. The information systems that support these key initiatives and the selection, development and final decisions with respect to the implementation are approved by the CODM or corporate management that reports to the CODM.

Our regional vice presidents are not considered regional segment managers that make key decisions or allocate a material amount of resources without the approval of the CODM. Region management is charged with carrying out the programs developed for the Company as a whole under the direction of the CODM and reporting issues and opportunities to the CODM. Also, Region management is not solely responsible for the strategic decision making tasks of the region as a whole. While each hospital has a group of managers that report up to one of our

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Regions or the Philadelphia market, all of our regional Senior Vice Presidents of Operations report up through the CODM via our corporate Chief Operating Officer. In addition, the Vice Presidents of Finance in the regions report to our corporate Senior Vice President, Operations Finance who reports up through the CODM via the corporate Chief Operating Officer and corporate Chief Financial Officer in the headquarters office. There are other marketing and business development positions in the region that also report to headquarters. This reporting structure has been designed to maximize efficiency, ensure the delivery of quality patient care, streamline operations and increase involvement in the areas and communities we serve.

On a monthly basis, the CODM receives a consolidated financial statement reporting package referred to internally as the “Financial Summary.” Also, on a quarterly basis, the CODM receives a binder of financial information referred to internally as the “Reference Book.” The Financial Summary and Reference Book contain consolidated financial statements of Tenet (i.e., consolidated balance sheet, statement of operations and statement of cash flows) for the current year and prior year periods, as well as consolidated budget information, and other key consolidated indicators, including volume and operating statistics, patient pricing per unit metrics and EBITDA. The Financial Summary and Reference Book identify certain financial data and operating statistics by individual hospital with certain sub-totals by region to arrive at the consolidated totals, but complete operating results by region or hospital are not presented nor reviewed by the CODM. The Financial Summary also contains corporate level expenses by department, as well as certain financial data for other miscellaneous corporate units of the Company.

Since all material resource allocation decisions are made at headquarters by the CODM and complete regional operating results are not reviewed or used by the CODM to make decisions about resources to be allocated to the regions or assess their performance, we do not believe our regions are separate operating segments. Essentially, the CODM regularly reviews and allocates resources to our one line of business – the operation of general hospitals and ultimately to each of our 50 hospitals after taking into consideration the Company’s consolidated operating results, consolidated budgets and consolidated business plans. Accordingly, we do not believe our regions or individual hospitals are separate operating segments under the SFAS 131 criteria based on how the CODM manages the Company.

Staff Comment

Note 4. Discontinued Operations, page 86

11.	You disclose that an impairment charge of $40 million was recorded in the fourth quarter of 2008 because you reached a definitive sales agreement for two hospitals in February 2009. Please tell us the amount of impairment you recorded during the third quarter of 2008 when you made the decision to dispose of the two hospitals and explain why your assumptions during the third quarter were reasonable regarding your estimate of fair value less costs to sell.

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May 28, 2009

Company Response

As part of our second quarter 2008 close process, we evaluated the sale of our two hospitals associated with the University of Southern California (“USC”) and determined the sale was probable and the hospitals qualified for assets held for sale treatment, in connection with a non-binding letter of intent we signed with USC during the second quarter. We performed the required impairment evaluation at that time by comparing the then carrying value of the long-lived assets to the estimated fair value less costs to sell and recorded an impairment charge of approximately $1 million. At that time, based on negotiations with USC, the estimated sales proceeds were equal to our carrying value of the hospitals’ long-lived assets; accordingly, only the proportionate amount of goodwill allocated from our California region and our estimated transaction fees were required to be charged to impairment expense.

During the third quarter of 2008, based on the progress of negotiations with USC, it became clear that we were not going to be able to sell the hospitals for our carrying value of the hospitals’ long-lived assets at the date we signed the non-binding letter of intent. Accordingly, we revised our estimated sale proceeds to an amount that approximated the carrying value of the long-lived assets less the amount of depreciation and amortization that would have been recorded if the hospitals had not qualified for held for sale treatment since the second quarter of 2008, which amount we believed estimated the effects of the ongoing negotiations with USC. Based on the revised estimated sales proceeds, we recorded an additional impairment charge of approximately $10 million in the third quarter of 2008.

During the fourth quarter of 2008 and into the early part of 2009, our negotiations with USC regarding the sale proceeds continued and ultimately resulted in a reduction in the estimated sales price to $275 million. We eventually executed an agreement for this price on February 9, 2009. This resulted in an additional $40 million impairment charge in the fourth quarter of 2008.

Given that the timing of our impairment charges as outlined above were based on our best estimates of the sales proceeds contemplated in the negotiations at that time, we believe that the timing and amount of the impairment charges recorded during the second, third and fourth quarters of 2008 for these hospitals were appropriate.

Staff Comment

Note 8 – Selected Balance Sheet Details, page 97

12.	You disclose that you had Other receivables, net of allowance for doubtful accounts of $206 million. Please disclose the nature and provide an aging of Other receivables. Please also disclose the changes in the allowance for doubtful accounts in Schedule II – Valuation and Qualifying Accounts.

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May 28, 2009

Company Response

The Other receivables of $206 million as of December 31, 2008 are comprised of the following:

Physician Relocation Agreements	$83
Non-patient receivables	81
Receivables for disproportionate share payments from various states	32
Other	10

Total	$206

Since none of these balances is greater than 5% of our total current assets and are not part of our standard patient accounts receivable system balances, we did not believe further disclosure of the components or the aging was material. In addition, the allowance for doubtful accounts related to these receivables was only $46 million, which was not deemed to be material for inclusion in our Schedule II – Valuation and Qualifying Accounts. In our 2009 Form 10–K filing, we propose to provide disclosure of other balances if they are greater than 5% of total current assets.

Staff Comment

Note 12 – Property and Professional and General Liability Insurance … Professional and General Liability Insurance, page 100

13.	Please disclose the following as they relate to the professional and general liability claims not covered by insurance:

•	The amount of case reserves and incurred but not reported claims reserves at each balance sheet date;

•	The description of the method used to estimate the incurred but not reported claims reserves;

•	The percentage of the estimate, representing unsettled claims;

•

The roll-forward of beginning to ending balance for the periods presented. The roll-forward should separately quantify the amounts incurred/paid relating to the current period from the prior periods; and,

•

Since you discount the professional and general liability claims, to the extent you materially adjust the prior period adjustments during the periods presented, please demonstrate to us that the amount and timing of cash payments for the liability are fixed or reliably determinable.

Company Response

•	The amount of case reserves and IBNR reserves:

We propose to further elaborate on our malpractice disclosures in the MD&A section of our 2009 Form 10–K filing by including a table similar to below that would reflect the amount of undiscounted case reserves and IBNR reserves recorded for each balance sheet presented in the filing:

($ amounts in millions)	Year Ended December 31,
	2009		2008	2007
Case reserves	$	xxx	$185	$190
Incurred but not reported reserves		xxx	550	614

Total undiscounted reserves	$	xxx	$735	$804

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•	The description of method used to estimate the IBNR:

In the MD&A section of our 2009 Form 10–K filing, we propose to further elaborate on our malpractice disclosures by providing additional disclosure similar to that presented below regarding the methods used to estimate IBNR:

Several actuarial methods, including incurred, paid loss development and Bornhuetter-Ferguson methods, are applied to our historical loss data to produce estimates of ultimate expected losses and the resulting incurred but not reported claim reserves. These methods use our specific historical claims data related to paid losses and loss adjustment expenses, historical and current case reserves, reported and closed claim counts, and a variety of hospital census information. Based on these analyses, we determine our estimate of the professional liability claims, including the incurred but not reported reserve estimate. The determination of our estimates involves subjective judgment and could result in material changes to our estimates in future periods if our actual experience is materially different than our assumptions.

•	The percentage of the estimate representing unsettled claims:

In the MD&A section of our 2009 Form 10–K filing, we propose to include language similar to the following to provide additional disclosure of the percentage of the reserves that relate to unsettled claims:

Malpractice claims generally take 4 to 5 years to settle from the time of the initial reporting of the occurrence to the settlement payment. Accordingly, the percentage of the reserves as of December 31, 2009 representing unsettled claims is approximately     % compared to 98% as of December 31, 2008.

•	The roll-forward of balances separately quantifying the amounts incurred/paid for the current and prior periods:

In the MD&A section of our 2009 Form 10–K filing, we propose to include a table similar to the following to summarize the changes in the reserve components:

The following table presents the amount of our accruals for professional liability claims and the corresponding activity therein for each of the respective years presented below.

($ amounts in millions)	Year Ended December 31,
	2009		2008	2007
Accrual for professional liability claims, beginning of the year		$663	$716	$731
Expense (income) related to:
Current accident year		xx	130	168
Prior accident years		xx	(39)	(5)
Expense(income) from discounting		xx	24	4

Total incurred loss and loss expense		xx	115	167
Paid claims and expenses related to:
Current accident year		xx	(3)	(1)
Prior accident years		xx	(165)	(181)

Total paid claims and expenses		xx	(168)	(182)

Accrual for professional liability claims, end of year	$	xxx	$663	$716

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May 28, 2009

•	Demonstrate that the amount and timing of cash payments are fixed or reliably determinable.

Due to our consistent processes and historical experience, and significant amount of actual claims experience, we believe we have produced reliably determinable estimates of the expected paid losses and have concluded it is appropriate to discount these liabilities. Based on our last three annual studies, the following is a comparison of the current portion of the expected losses to be paid compared to the actual payments made:

($ amounts in millions)	Year Ended December 31,
	2008	2007	2006
Current portion of prior-year liability, undiscounted	$165	$148	$148
Actual payments made during the year	161	147	156

Difference	$4	$1	$(8)

% difference	2.4%	0.7%	5.4%

Staff Comment

Note 14 – Income Taxes, page 105

14.	You recognized an income tax benefit of $23 million due to a decrease in the valuation allowance of your deferred tax assets. Please disclose the positive and negative factors that you considered in reducing the valuation allowance for your deferred income taxes, including the consideration given to the $150 million increase in your deferred tax assets relating to net operating loss carryforwards. In addition, reconcile in your disclosure the difference between the $45 million decrease in the valuation allowance to the $23 million in related income tax benefit.

Securities and Exchange Commission

May 28, 2009

Company Response

In general, we record a full valuation allowance with respect to our deferred tax assets, net of deferred tax liabilities. Because of significant negative evidence in recent past years (e.g., net operating losses), we do not incorporate any projections of future book income into our assessment of the necessity of a valuation allowance. Other factors that are taken into account in assessing the need for a valuation allowance include:

•	Estimates of future taxable income taking into account the reversal of future taxable temporary differences and future deductible temporary differences;

•	Prudent and feasible tax planning strategies, to the extent that those strategies otherwise satisfy the recognition requirements of FIN 48;

•	The statutory period for carrying net operating losses back and forward for federal and state tax purposes; and

•	Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profits levels.

In the aggregate, our net deferred tax assets before valuation allowance decreased from $1.278 billion at December 31, 2007 to $1.246 billion at December 31, 2008, a decrease of $32 million. Before taking into consideration other adjustments, one would expect our valuation allowance to decrease by approximately $32 million. However, the actual decrease in the valuation allowance was $45 million, and some of the other adjustments that contributed to the difference were:

•	Sale of our investment in Broadlane, Inc., which increased the expected realization of net operating loss carryovers;

•	Anticipated sale of the assets of our USC University Hospital and USC Kenneth Norris Jr. Cancer Hospital, which increased the expected realization of net operating loss carryovers; and

•	Adjustments to FIN 48 reserves, which had a correlative impact on the future reversal of the corresponding temporary differences.

Securities and Exchange Commission

May 28, 2009

Note 14 referenced an income tax benefit in continuing operations of $23 million attributable to a decrease in the valuation allowance for our deferred tax assets and for other tax adjustments. A reconciliation of the difference between the decrease in the valuation allowance of $45 million and the $23 million tax benefit disclosed in the footnote is provided below ($ amounts in millions):

Overall decrease in valuation allowance	$45
Remove increase in valuation allowance allocated to discontinued operations and other comprehensive income	15

Decrease in valuation allowance allocated to continuing operations	60
Other tax adjustments:
Write off of deferred tax assets related to stock-based compensation	(45)
Other tax adjustments, net	8

Net income tax benefit in continuing operations	$23

To the extent there are material reconciling items between the tax benefit/expense recognized and the change in the valuation allowance, we propose to disclose those items in our June 2009 Form 10-Q filing.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this filing, please call me at (469) 893-2246.

Sincerely,

/s/ Daniel J. Cancelmi
Senior Vice President and Controller

cc:	Kiera Ino (Securities and Exchange Commission)
Gus Rodriguez (Securities and Exchange Commission)
Biggs Porter (Tenet Healthcare Corporation)
Gary Ruff (Tenet Healthcare Corporation)
Paul Castanon (Tenet Healthcare Corporation)
Jannie Herchuk (Deloitte & Touche LLP)